UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*
___________________________

Switch, Inc.
(Name of Issuer)

___________________________

Class A Common Stock, $0.001 par value per share
(Title of class of securities)

87105L104
(CUSIP number)

December 31, 2017
(Date of event which requires filing of this statement)

___________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 2 of 9 Pages

1.	Name of Reporting Person: Thomas A. Thomas
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power: 11,236,398 (1) (2) 6. Shared Voting Power: 6,738,815 (1) (3) 7. Sole Dispositive Power: 11,236,398 (1) (2) 8. Shared Dispositive Power: 6,738,815 (1) (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,975,213 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 33.3% (4)
12.	Type of Reporting Person: IN

(1)
Represents Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

(2)
Includes 980,490 Common Units and associated Class B common stock held by the Marilynn Mack 2012 Irrevocable Trusts (T. Thomas Trustee) of which Mr. Thomas is the sole trustee. Mr. Thomas does not have any pecuniary interest in the securities held by this trust and disclaims beneficial ownership of the securities held by the trust.

(3)
Includes (i) 3,000,000 Common Units and associated Class B common stock held by the 2008 Exempt Trust UAD 4-3-08 and (ii) 270,000 Common Units and associated Class B common stock held by the Drew C. Thomas, Irrevocable Life Insurance Trust. Mr. Thomas and Steven Thomas, as co-trustees, share voting and dispositive power over these securities and Steven Thomas has also filed a Schedule 13G with respect to these securities. Also includes 3,468,815 Common Units and associated Class B common stock held by the Steven & Karen Thomas Children's Trust. Mr. Thomas and Peter Thomas, as co-trustees, share voting and dispositive power over these securities and Pete

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 3 of 9 Pages

r Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of these securities and disclaims beneficial ownership of these securities.

(4)
Based upon 35,937,500 shares of the Issuer’s Class A common stock outstanding as of November 10, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017 and the Common Units deemed beneficially owned by the Reporting Person. The total securities currently deemed beneficially owned by Mr. Thomas represent approximately 2.8% of the total voting power of the Issuer.

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 4 of 9 Pages

1.	Name of Reporting Person: 2008 Exempt Trust UAD 4-3-08
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power: 0 6. Shared Voting Power: 3,000,000 (1)(2) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 3,000,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 7.7% (3)
12.	Type of Reporting Person: OO (Trust)

(1)
Represents Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

(2)
Mr. Thomas and Steven Thomas, as co-trustees, share voting and dispositive power over these securities and Steven Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of these securities and disclaims beneficial ownership of these securities.

(3)
Based upon 35,937,500 shares of the Issuer’s Class A common stock outstanding as of November 10, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017 and the Common Units deemed beneficially held by the trust.

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 5 of 9 Pages

1.	Name of Reporting Person: Steven & Karen Thomas Children's Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power: 0 6. Shared Voting Power: 3,468,815 (1) (2) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 3,468,815 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,468,815 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 8.8% (3)
12.	Type of Reporting Person: OO (Trust)

(1)
Represents Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

(2)
Mr. and Peter Thomas, as co-trustees, share voting and dispositive power over these securities and Peter Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of these securities and disclaims beneficial ownership of these securities.

(3)
Based upon 35,937,500 shares of the Issuer’s Class A common stock outstanding as of November 10, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017 and the Common Units deemed beneficially held by the trust.

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.	(a) Name of Issuer:

Switch, Inc.

(a)	Address of Issuer's Principal Executive Offices:

7135 S. Decatur Boulevard
Las Vegas, NV 89118

Item 2.	(a) Name of Person Filing:

Thomas A. Thomas
2008 Exempt Trust UAD 4-3-08 (“2008 Trust”), as to which Thomas A. Thomas and Steven Thomas serve as co-trustees.
Steven & Karen Thomas Children Trust (“SK Trust”), as to which Thomas A. Thomas and Peter Thomas serve as co-trustees.

(a)	Address or Principal Business Office or, if none, Residence:

For all Reporting Persons:
2300 West Sahara Ave.
Suite 530
Las Vegas, NV 89102

(b)	Citizenship or Place of Organization:

United States

(c)	Title of Class of Securities:

Class A common stock, par value $0.001 par value per share

(d)	CUSIP Number:

87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 7 of 9 Pages

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Thomas Thomas	2008 Trust	SK Trust
(a)	Amount beneficially owned:	17,975,213	3,000,000	3,468,815	(1)
(b)	Percent of class:	33.3%	7.7%	8.8%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	11,236,398	0	0	(3)
	(ii) Shared power to vote or to direct the vote:	6,738,815	3,000,000	3,468.815	(4)
	(iii) Sole power to dispose or to direct the disposition of:	11,236,398	0	0	(3)
	(iv) Shared power to dispose or to direct the disposition of:	6,738,815	3,000,000	3,468,815	(4)

(1)
Represents Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

(2)
Based upon 35,937,500 shares of the Issuer’s Class A common stock outstanding as of November 10, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017, plus the Common Units deemed beneficially owned by the Reporting Person. The total securities currently deemed beneficially owned by Mr. Thomas represent approximately 2.8% of the total voting power of the Issuer.

(3)
Includes 980,490 Common Units and associated Class B common stock held by the Marilynn Mack 2012 Irrevocable Trusts , as to which Mr. Thomas serves as sole trustee and has sole power to vote and dispose of these securities. Mr. Thomas does not have pecuniary interest in any of the securities held by this trust and disclaims beneficial ownership of these securities.

(4)
Mr. Thomas serves as a co-trustee with Steven Thomas of both (i) the 2008 Exempt Trust UAD 4-3-08, which holds 3,000,000 Common Units and associated Class B common stock and (ii) the Drew C. Thomas, Irrevocable Life Insurance Trust, which holds 270,000 Common Units and associated Class B common stock. Mr. Thomas and Steven Thomas share voting and dispositive power over these securities and Steven Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas serves as a co-trustee with Peter Thomas of the Steven & Karen Thomas Children Trust, which holds 3,468,815 Common Units and associated shares of Class B common

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 8 of 9 Pages

stock. Mr. Thomas and Peter Thomas share voting and dispositive power over these securities and Peter Thomas has also filed a Schedule 13G with respect to these securities. Mr. Thomas does not have pecuniary interest in any of the securities held by these trusts and disclaims beneficial ownership of these securities.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

US-DOCS\98511355.4

CUSIP No. 87105L104	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018
Thomas A. Thomas
/s/ Thomas A. Thomas
2008 Exempt Trust UAD 4-3-08
/s/ Thomas A. Thomas
By: Thomas A. Thomas
Its: Trustee
Steven & Karen Thomas Children's Trust
/s/ Thomas A. Thomas
By: Thomas A. Thomas
Its: Trustee

US-DOCS\98511355.4